SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998


                                       OR


[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________  to _____________


                         Commission File Number 1-10000


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FIRST UNION CORPORATION
                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013

                  (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


                  Independent Auditors Report.

                  Financial Statements:

                          Statement of Net Assets Available
                          for Benefits, December 31, 1998 and
                          1997.

                          Statement of Changes in Net Assets
                          Available for Benefits for the Year
                          Ended December 31, 1998.

                  Notes to Financial Statements.

                  Supplemental Schedules:

                          Schedule of Assets Held for
                          Investment Purposes, December 31,
                          1998.

                          Schedule of Reportable Transactions
                          for the Year Ended December 31,
                          1998.

                          Schedule of Nonexempt Transactions
                          for the Year Ended December 31,
                          1998.


                  (b) The following Exhibit is filed as part of this Annual
                      Report on Form 11-K:

                                    Independent Auditors' Consent

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                              Financial Statements
                                  and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Human Resources Committee
First Union Corporation

We have audited the accompanying statements of net assets available for benefits of First Union Corporation Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, reportable transactions for the year ended December 31, 1998, and nonexempt transactions as of December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                                        KPMG LLP

Charlotte, North Carolina
June 29, 1999

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997

Assets                                                           1998             1997
------                                                      --------------   --------------

Trust fund managed by First Union National Bank:
        Investments, at fair value:
            Marketable:
                Evergreen U.S. Government Fund              $   56,234,512       32,787,123
                Evergreen Balanced Fund                        118,636,341       93,388,192
                Stable Fund                                    485,292,106      429,249,734
                Evergreen Foundation Fund                      177,215,028      135,304,278
                Evergreen Fund                                 275,508,227      209,359,513
                FUNB Enhanced Stock Market Fund                370,774,308      182,559,883
                First Union Corporation Common Stock Fund      429,757,020      201,871,062
                Evergreen International Growth Fund             28,532,599             --
                Mentor Growth Fund II                           34,062,566             --
                                                            --------------   --------------

                                                             1,976,012,707    1,284,519,785

            Not readily marketable:
                Participants' loans receivable                  79,786,991       63,646,544
                                                            --------------   --------------

                           Total investments                 2,055,799,698    1,348,166,329
                                                            --------------   --------------

Net assets available for benefits                           $2,055,799,698    1,348,166,329
                                                            --------------   --------------

See accompanying notes to financial statements.

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits With Fund Information

                      For the Year Ended December 31, 1998

                                        -------------      -------------      -------------     ---------------     -------------
                                         Evergreen U.S.      Evergreen            Stable            Evergreen          Evergreen
                                        Government Fund    Balanced Fund           Fund         Foundation Fund          Fund
                                        -------------      -------------      -------------     ---------------     -------------

Investment income:
    Interest                            $        --                 --                 --                 --                 --
    Net appreciation (depreciation) in
        fair value of investments           3,602,536         11,508,834         28,666,005         18,213,723         17,719,821
                                        -------------      -------------      -------------      -------------      -------------

        Total investment income             3,602,536         11,508,834         28,666,005         18,213,723         17,719,821
                                        -------------      -------------      -------------      -------------      -------------

Employer contributions                      1,296,400          4,105,491         21,532,267          8,024,863         12,646,968
Employee contributions                      2,225,467          7,821,344         26,488,104         12,300,747         19,236,478
Net assets acquired through mergers        14,733,237         11,916,166        107,620,713          4,517,502         40,018,039
Transfers from other funds                  9,516,613          2,619,491         14,019,425         14,381,367          5,998,890
                                        -------------      -------------      -------------      -------------      -------------

         Total additions                   31,374,253         37,971,326        198,326,514         57,438,202         95,620,196
                                        -------------      -------------      -------------      -------------      -------------

Participants' withdrawals                   7,070,481          9,678,863         85,460,515         10,794,848         17,809,814
Administrative expenses                        52,003            109,710            448,778            163,881            254,778
Transfers to other funds                      804,380          2,934,604         56,374,849          4,568,723         11,406,890
                                        -------------      -------------      -------------      -------------      -------------

          Total deductions                  7,926,864         12,723,177        142,284,142         15,527,452         29,471,482
                                        -------------      -------------      -------------      -------------      -------------

Net increase in net assets
    available for benefits                 23,447,389         25,248,149         56,042,372         41,910,750         66,148,714

Net assets available for benefits:
          Beginning of year                32,787,123         93,388,192        429,249,734        135,304,278        209,359,513
                                        -------------      -------------      -------------      -------------      -------------

          End of year                   $  56,234,512        118,636,341        485,292,106        177,215,028        275,508,227
                                        -------------      -------------      -------------      -------------      -------------

                                        -----------------     -----------------    -----------------------   --------------
                                           FUNB Enhanced         First Union       Evergreen International       Mentor
                                        Stock Market Fund     Common Stock Fund          Growth Fund         Growth Fund II
                                        -----------------     -----------------    -----------------------   --------------

Investment income:
    Interest                            $        --                    --                    --                     --
    Net appreciation (depreciation) in
        fair value of investments          78,450,878            64,845,329              (400,753)             2,361,963
                                        -------------         -------------         -------------          -------------

        Total investment income            78,450,878            64,845,329              (400,753)             2,361,963
                                        -------------         -------------         -------------          -------------

Employer contributions                     14,540,671             9,978,740               969,584              1,233,696
Employee contributions                     21,783,303            14,414,823             1,429,776              1,757,339
Net assets acquired through mergers       119,330,886           186,371,915            19,246,597             18,847,095
Transfers from other funds                  8,512,143            11,044,668             9,367,696             10,993,572
                                        -------------         -------------         -------------          -------------

         Total additions                  242,617,881           286,655,475            30,612,900             35,193,665
                                        -------------         -------------         -------------          -------------

Participants' withdrawals                  45,948,627            52,622,835             1,734,105                805,966
Administrative expenses                       342,876               397,421                26,386                 31,500
Transfers to other funds                    8,111,953             5,749,261               319,810                293,633
                                        -------------         -------------         -------------          -------------

          Total deductions                $54,403,456            58,769,517             2,080,301              1,131,099
                                        -------------         -------------         -------------          -------------

Net increase in net assets
    available for benefits                188,214,425           227,885,958            28,532,599             34,062,566

Net assets available for benefits:
          Beginning of year               182,559,883           201,871,062                  --                     --
                                        -------------         -------------         -------------          -------------

          End of year                     370,774,308           429,757,020            28,532,599             34,062,566
                                        -------------         -------------         -------------          -------------

                                        ----------------    -------------
                                          Participants'
                                        Loans Receivable        Total
                                        ----------------    -------------

Investment income:
    Interest                             $   5,929,744          5,929,744
    Net appreciation (depreciation) in
        fair value of investments                 --          224,968,336
                                         -------------      -------------

        Total investment income              5,929,744        230,898,080
                                         -------------      -------------

Employer contributions                            --           74,328,680
Employee contributions                            --          107,457,381
Net assets acquired through mergers         10,238,722        532,840,872
Transfers from other funds                  32,516,322        118,970,187
                                         -------------      -------------

         Total additions                    48,684,788      1,064,495,200
                                         -------------      -------------

Participants' withdrawals                    4,138,257        236,064,311
Administrative expenses                           --            1,827,333
Transfers to other funds                    28,406,084        118,970,187
                                         -------------      -------------

          Total deductions                  32,544,341        356,861,831
                                         -------------      -------------

Net increase in net assets
    available for benefits                  16,140,447        707,633,369

Net assets available for benefits:
          Beginning of year                 63,646,544      1,348,166,329
                                         -------------      -------------

          End of year                      $79,786,991      2,055,799,698
                                         -------------      -------------

See accompanying notes to financial statements.

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)  Description of Plan

     The following brief description of the First Union Corporation Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     (a) General. First Union Corporation and its subsidiaries (the Company) sponsor the Plan, which is designed to promote savings for retirement. It is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Company and employee contributions are held in trust and earn income tax-free until distributed.

     (b) Eligibility, Contributions and Benefits. Under the Plan, an employee is eligible to participate after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 15 percent of the employee's gross compensation. The percentage of the employer matched contribution is determined annually by the Board of Directors of First Union Corporation (First Union), and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the Code). The employer's matching contribution cannot exceed 6 percent of a participant's base compensation. Participants are fully vested in their entire account balances at all times.

          Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. Each type of withdrawal must be approved by the Human Resources Committee (the Committee). Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500. The amount of tax withholding depends on the type of withdrawal.

          Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the quoted Wall Street Journal prime interest rate as of the 25th of the preceding month. Loans are made for a minimum of 12 months or a maximum of 60 months. Loan repayments are made bi-weekly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

          Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if: it is the participant's 65th birthday, 50th birthday with 10 or more years of service, or the determination that the participant is totally disabled. Distributions may be made in a lump sum, in installments or in a combination of both. Installment payments must be in multiples of $50 over a period not to exceed the life expectancy of the participant. Distribution of a retired participant's account balance must begin at age 70 1/2.

          Although the employer has not expressed any intent to terminate the Savings Plan and Trust Agreement, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.


                                                                     (continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements

     (c) Investments. In accordance with the Plan provisions, Plan earnings are allocated to participants' accounts on a daily basis.

          The investment options available to participants at December 31, 1998 and 1997 are:

          Evergreen U.S. Government Fund - This mutual fund invests primarily in debt instruments issued or guaranteed by the U.S. Government or its agencies. Its objective is to provide a high level of current income consistent with stability of principal.

          Evergreen Balanced Fund - This mutual fund maintains a diversified investment portfolio of common and preferred stocks, U.S. Government and agency obligations, and corporate bonds. Its objective is to produce long-term total return through capital appreciation, dividends and interest income.

          Stable Fund - This pooled investment fund invests primarily in money market instruments, investment contracts, U.S. Government and agency securities, and corporate notes. Its investment objective is to provide stable principal value combined with a yield that is one percentage point or more over the 91-day U.S. Treasury bills yield.

          Evergreen Foundation Fund - This mutual fund invests primarily in a combination of income producing common stocks, preferred stocks, convertible securities, corporate and U.S. Government debt obligations, and short-term debt instruments. Its investment objective is to provide income, conservation of capital and capital appreciation.

          Evergreen Fund - This mutual fund invests primarily in common stocks, including securities convertible into or exchangeable for common stocks of companies which are little-known or relatively small or special situations, which offer the potential for capital appreciation. The remainder of its portfolio consists of securities of relatively well-known and large companies in an attempt to provide liquidity as well as potential for capital appreciation.

          FUNB Enhanced Stock Market Fund - This collective investment fund invests primarily in a diversified portfolio of common stocks and S&P 500 futures contracts. Its investment objective is to provide a total rate of return equal to or exceeding that of the S&P 500 market index each calendar year.

          First Union Corporation Common Stock Fund - This fund invests in First Union Corporation Common Stock. Dividends are reinvested in additional shares of First Union Corporation Common Stock. Its primary investment objective is long-term capital appreciation.


                                                                     (continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements


          Evergreen International Growth Fund - This fund invests primarily in internationally diversified portfolios consisting of common and preferred stocks, convertible securities and warrants The fund also uses stock index and currency futures. Its investment objective is to provide long-term capital appreciation.

          Mentor Growth Fund II - This fund invests principally in common stocks of small to mid-sized companies that have demonstrated earnings, asset values, or growth potential not yet reflected in their market price. Its investment objective is long-term capital growth.



(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a) Investments. The specific identification method is used in determining the cost of securities. Purchases and sales of securities are recorded on a trade-date basis.

          Investments in commercial paper, cash management accounts and participants' loans receivable are stated at cost which approximates fair value. Investments in U.S. Government and Agency securities, corporate notes, mutual funds, the collective investment fund and common stock are stated at fair value, which is based on closing market quotations (or an estimate thereof).

          In accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, the Stable Fund's holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the fair value of investment contracts approximates the contract value, including any accrued interest.

          Interest and dividends earned on assets in the Stable Fund are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants' share value.


     (b) Basis of Presentation. The accompanying financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles.

          The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as additions and deductions to and from these amounts during the reporting period. Actual results could differ from those estimates.


                                                                     (continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements


(3)  Investments

     The following table presents the fair values of investments at December 31, 1998 and 1997. Investments that represent 5 percent or more of the Plan's net assets are separately identified. The investment contracts held by the Stable Fund have crediting interest rates of 5.90% - 8.25% and 5.55% - 8.25% at December 31, 1998 and 1997, respectively, with remaining maturities not greater than 2 years. The average yields for the investment contracts were 5.9% - 8.2% and 5.6% - 8.2% for the years ended December 31, 1998 and 1997 respectively.

     Investments at fair value, as determined by quoted market price:

                                                                                  1998                1997
                                                                                  ----                ----

           Evergreen U.S. Government Fund                                $    56,234,512          32,787,123
           Evergreen Balanced Fund                                           118,636,341          93,388,192
           Evergreen Foundation Fund                                         177,215,028         135,304,278
           Evergreen Fund                                                    275,508,227         209,359,513
           FUNB Enhanced Stock Market Fund                                   370,774,308         182,559,883
           Evergreen International Growth Fund                                28,532,599                   -
           Mentor Growth Fund II                                              34,062,566                   -
           First Union Corporation Common Stock Fund:
                  Cash Management Account                                     24,277,042          13,467,042
                  First Union Corporation Common Stock                       405,479,978         188,404,020
           Stable Fund:
                  U.S. Government and Agency securities                                -          28,291,990
                  Corporate Notes                                        $   264,607,540         220,575,424

     Investments at cost, which approximates fair value:

           Stable Fund:
                  Cash Management Accounts                               $    17,763,863           7,374,256
                  Commercial Paper                                            93,806,668          15,761,350
                  Investment Contracts                                       103,928,032         152,133,944
           Participants' Loans Receivable                                $    79,786,991          63,646,544


     In 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


     Evergreen U.S. Government Fund                     $   3,602,536
     Evergreen Balanced Fund                               11,508,834
     Evergreen Foundation Fund                             18,213,723
     Evergreen Fund                                        17,719,821
     FUNB Enhanced Stock Market Fund                       78,450,878
     First Union Corporation Common Stock Fund             64,845,329
     Evergreen International Growth Fund                     (400,753)
     Mentor Growth Fund II                                  2,361,963
     Stable Fund                                           28,666,005
                                                          ------------

     Net appreciation in fair value
           of investments                               $ 224,968,336
                                                          ------------



                                                                     (continued)

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN

                          Notes to Financial Statements


(4)  Income Taxes

     The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 3, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code, and accordingly, no provision for income taxes has been made. The Committee files an annual information return with the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code.

(5)  Transactions with Related Parties


     The Evergreen U.S. Government Fund, the Evergreen Balanced Fund, the Evergreen Foundation Fund, the Evergreen Fund, the Evergreen International Growth Fund and the Mentor Growth Fund II are mutual funds managed by subsidiaries of First Union National Bank. The FUNB Enhanced Stock Market Fund is a collective investment trust managed by First Union National Bank. The Stable Fund investments are managed by First Union National Bank. The First Union Corporation Common Stock Fund is managed by First Union National Bank, and it is principally comprised of shares of First Union Corporation common stock.

     First Union National Bank, a party in interest, serves as the trustee for the Plan. In 1998, the Plan paid administrative expenses to First Union National Bank amounting to $1,827,333.

(6)  Mergers with Financial Institutions

     Employees of institutions acquired by the Company are allowed to participate in the Plan as of the consummation date of each respective merger. As a result of acquisitions by the Company, assets of qualified plans are transferred into the Plan.

     In November 1997, Signet Banking Corporation was acquired by First Union Corporation. Assets of the Signet Banking Corporation Employee Savings Plan, which were approximately $252 million, were transferred to the Plan on January 2, 1998.

     In 1998, assets of the savings plans of Covenant Bancorp, Inc. and Wheat First Butcher Singer, Inc. were merged into the Plan. Their plan assets were approximately $1 million and $276 million, respectively.

     In April 1998, CoreStates Financial Corp was acquired by First Union Corporation. Assets of their plans, which were approximately $1.1 billion, were transferred to the Plan on January 14, 1999.

                                                                      Schedule 1

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Line 27a

                                December 31, 1998

 Number of              Identity of Issue, Borrower, Lessor or
 Shares or                Similar Party, and Description of
Par or Face          Investment, Including Maturity Date, Rate of                                     Fair
   Value           Interest, Collateral, and Par or Maturity Value               Cost                 Value
------------    -------------------------------------------------------   ------------------    ----------------

Mutual Funds

  4,010,963     Evergreen U.S. Government Fund *                          $     50,691,812          56,234,512
  5,249,724     Evergreen Balanced Fund *                                       92,086,943         118,636,341
  7,274,653     Evergreen Foundation Fund *                                    137,550,632         177,215,028
 10,136,054     Evergreen Fund *                                               214,827,195         275,508,227
  3,585,657     Evergreen International Growth Fund *                           28,577,497          28,532,599
  1,898,323     Mentor Growth Fund II *                                         31,265,165          34,062,566
                                                                            ---------------    ----------------

                        Total Mutual Funds                                     554,999,244         690,189,273
                                                                            ---------------    ----------------


Collective Investment Fund

  5,016,693     First Union Enhanced Stock Market Fund *                       267,005,540         370,774,308
                                                                            ---------------    ----------------


First Union Corporation Common Stock Fund

 19,541,346     First Union Corporation Common Stock *                         134,827,731         405,479,978
 24,277,042     Valiant General Fund -
                    Cash Management Account                                     24,277,042          24,277,042
                                                                            ---------------    ----------------

                Total First Union Corporation
                     Common Stock Fund                                         159,104,773         429,757,020
                                                                            ---------------    ----------------

Stable Fund *

            Cash Management Accounts

 17,763,863     Valiant General Fund #62                                        17,763,863          17,763,863
                                                                            ---------------    ----------------


                        Total Cash Management Accounts                          17,763,863          17,763,863
                                                                            ---------------    ----------------

                                                                      Schedule 1
                                                                      ----------
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Line 27a

                                December 31, 1998

 Number of              Identity of Issue, Borrower, Lessor or
 Shares or                Similar Party, and Description of
Par or Face          Investment, Including Maturity Date, Rate of                                     Fair
   Value           Interest, Collateral, and Par or Maturity Value               Cost                 Value
------------    -------------------------------------------------------   ------------------    ----------------

            Commercial Paper

 15,000,000     Ascot Capital Corporation
                Dated 10/15/98, due
                01/20/99                                                        14,799,800          14,799,800

 15,000,000     Barton Cap Corporation
                Dated 11/01/98, due
                02/03/99                                                        14,833,750          14,833,750

 10,000,000     Broadway
                Dated 12/21/98, due
                01/19/99                                                         9,954,244           9,954,244

 15,000,000     Compass Securitization
                Dated 11/20/98, due
                03/31/99                                                        14,713,437          14,713,437

 15,000,000     Moat FDG LLC
                Dated 10/19/98, due
                01/25/99                                                        14,850,675          14,850,675

 15,000,000     Sigma Financial
                Dated 11/17/98, due
                02/23/99                                                        14,788,229          14,788,229

 10,000,000     Thames Asset Global
                Dated 10/20/98, due
                01/20/99                                                         9,866,533           9,866,533
                                                                            ---------------    ----------------

                     Total Commercial Paper                                     93,806,668          93,806,668
                                                                            ---------------    ----------------

            Corporate Notes

    342,766     MMCA Auto Grantor Trust
                Dated 12/14/95
                5.7%, due 11/15/00                                                 342,437             343,083

  1,238,579     TMS Home Equity Loan
                Dated 6/01/92
                6.9%, due 7/15/07                                                1,251,507           1,243,651

                                                                      Schedule 1
                                                                      ----------
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Line 27a

                                December 31, 1998

 Number of              Identity of Issue, Borrower, Lessor or
 Shares or                Similar Party, and Description of
Par or Face          Investment, Including Maturity Date, Rate of                                     Fair
   Value           Interest, Collateral, and Par or Maturity Value               Cost                 Value
------------    -------------------------------------------------------   ------------------    ----------------

 10,000,000     American Express Travel Euro Bond
                Dated 10/24/96
                5.72%, due 10/24/01                                              9,995,000          10,003,300

 10,000,000     Associates Corporation North America
                Dated 8/27/98,
                5.35%, due 8/27/01                                               9,994,450           9,948,620

 10,000,000     Bankers Trust New York Euro Series Note
                Dated 2/5/96,
                5.92%, due 2/05/01                                              10,000,000           9,904,290

  7,000,000     Bear Stearns Company Incorporated
                Dated 4/29/97
                4.22%, due 4/28/00                                               6,980,330           6,968,990

  7,000,000     BT Securities Corporation
                Dated 2/24/97
                5.95%, due 2/24/00                                               7,000,000           6,986,203

  5,000,000     Cedar International
                Dated 7/10/98
                6.01%, due 6/16/00                                               5,001,705           5,000,000

 10,000,000     Citicorp Medium Notes
                Dated 11/24/97,
                5.35%, due 5/24/01                                              10,007,610           9,957,340

 19,290,000     Countrywide Funding Corporation
                Dated 8/08/96,
                5.56%, due 8/08/00                                              19,300,802          19,265,617

  3,000,000     Dean Witter & Company
                Dated 2/01/96,
                5.72%, due 2/01/99                                               3,004,200           3,001,158

 10,000,000     Fleet National Bank
                Dated 12/14/98,
                5.47%, due 12/14/01                                             10,000,000           9,998,540

                                                                      Schedule 1
                                                                      ----------
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Line 27a

                                December 31, 1998

 Number of              Identity of Issue, Borrower, Lessor or
 Shares or                Similar Party, and Description of
Par or Face          Investment, Including Maturity Date, Rate of                                     Fair
   Value           Interest, Collateral, and Par or Maturity Value               Cost                 Value
------------    -------------------------------------------------------   ------------------    ----------------

  7,000,000     Ford Motor Company
                Dated  2/15/94,
                4.2%, due 2/15/99                                                7,000,000           6,995,114

 15,000,000     General Motors Acceptance Corporation
                Dated 12/09/96
                5.69%, due 12/10/01                                             14,986,245          14,919,585

 10,000,000     Goldman Sachs Group Limited Partnership
                Dated  1/13/98,
                5.53%, due 1/16/01                                              10,006,150           9,967,130

  7,500,000     Heller Financial Incorporated
                Dated 4/27/94,
                5.46%,  due 4/27/99                                              7,524,068           7,502,175

 10,000,000     Hitachi Credit America Corporation
                Dated 7/07/98,
                5.94%, due 7/07/00                                              10,000,000           9,973,220

 10,000,000     Hitachi Credit America Corporation
                Dated 5/01/98,
                5.53%, due 5/15/00                                              10,005,120           9,980,680

  5,000,000     International Paper Company
                Dated 8/07/96,
                5.5%, due 8/09/99                                                5,000,000           4,999,555

  3,400,000     Lehman Brothers Holdings Incorporated
                Dated 11/18/96,
                5.73%, due 5/18/99                                               3,408,874           3,389,344

 10,000,000     Lehman Brothers Holdings Incorporated
                Dated 5/14/96,
                5.77%, due 5/14/99                                              10,036,970           9,967,200

  5,000,000     McDonnell Douglas Financial Corporation
                Dated 5/27/94,
                5.88%, due 5/28/99                                               5,041,550           5,011,350

                                                                      Schedule 1
                                                                      ----------
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Line 27a

                                December 31, 1998

 Number of              Identity of Issue, Borrower, Lessor or
 Shares or                Similar Party, and Description of
Par or Face          Investment, Including Maturity Date, Rate of                                     Fair
   Value           Interest, Collateral, and Par or Maturity Value               Cost                 Value
------------    -------------------------------------------------------   ------------------    ----------------

 14,000,000     Merrill Lynch & Company
                Dated 8/10/98,
                Variable rate, due 08/10/01                                     13,884,500          13,937,028

 15,000,000     Merrill Lynch & Company
                Dated 9/21/98,
                5.67%, due 9/21/01                                              15,000,000          14,932,575

 10,000,000     Morgan Stanley Dean Witter Discover & Company
                Dated 2/20/98,
                5.35%, due 2/23/01                                              10,000,000           9,971,580

 13,000,000     Morgan Stanley Dean Witter
                Dated 1/21/98,
                5.24%, due 1/21/00                                              13,000,000          12,984,712

 12,500,000     Consolidated Edison of New York
                Dated 7/06/94,
                5.5%, due 7/01/99                                               12,512,800          12,511,200

 15,000,000     Ford Motor Credits Company
                Dated 8/27/98,
                5.35%, due 8/27/01                                              14,989,710          14,971,800

 10,000,000     Advance Bank Australia Euro Bond
                Dated 10/25/95,
                5.78%, due 11/30/00                                             10,000,000           9,972,500
                                                                            ---------------    ----------------

                        Total Corporate Notes                                  265,274,028         264,607,540
                                                                            ---------------    ----------------

                                                                      Schedule 1
                                                                      ----------
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Line 27a

                                December 31, 1998

 Number of              Identity of Issue, Borrower, Lessor or
 Shares or                Similar Party, and Description of
Par or Face          Investment, Including Maturity Date, Rate of                                     Fair
   Value           Interest, Collateral, and Par or Maturity Value               Cost                 Value
------------    -------------------------------------------------------   ------------------    ----------------

            Investment Contracts

  5,304,973     Allstate Life Insurance Company
                Contract #GA5730
                8.25%, due 9/5/00                                                6,684,099           6,684,099

  5,423,114     Continental Assurance Company
                Contract #13076                                                  6,823,882           6,823,882
                8.2%, due 6/5/00

  5,423,114     Continental Assurance Company
                Contract #13076
                8.2%, due 6/5/99                                                 6,823,882           6,823,882

 10,000,000     ITT Hartford Life Insurance Company
                Contract #GA9929
                7.15%, due 4/07/99                                              13,867,250          13,867,250

  5,523,437     Metropolitan Life Insurance Company
                Contract #20073
                7.34%, due 9/15/99                                               6,790,184           6,790,184

  5,578,400     Monumental Life Insurance Company
                Contract #BDA00428FR
                7.42%, due 12/15/99                                              6,873,435           6,873,435

  9,258,227     Monumental Life Insurance Company
                Contract #00198ST
                Variable rate, open-ended maturity                               9,361,276           9,361,276

  5,388,167     New York Life Insurance Company
                Contract #GA06837003
                8.13%, due 3/01/00                                               6,767,113           6,767,113

  5,031,399     Pacific Mutual Life Insurance Company
                Contract #G2618801
                6.34%, due 9/01/00                                               6,019,415           6,019,415

 10,030,401     Protective Life Insurance Company
                Contract #GA1012
                7.17%, due 4/15/99                                              13,861,089          13,861,089

                                                                      Schedule 1
                                                                      ----------
                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Line 27a

                                December 31, 1998

 Number of              Identity of Issue, Borrower, Lessor or
 Shares or                Similar Party, and Description of
Par or Face          Investment, Including Maturity Date, Rate of                                     Fair
   Value           Interest, Collateral, and Par or Maturity Value               Cost                 Value
------------    -------------------------------------------------------   ------------------    ----------------

  5,575,787     Protective Life Insurance Company
                Contract #GA1055
                7.39%, due 6/15/99                                               6,863,966           6,863,966

  6,703,540     Protective Life Insurance Company
                Contract #GA951
                5.9%, due 3/1/99                                                 7,922,781           7,922,781

  5,000,000     Sunamerica Life Insurance Company
                Contract #FA4338
                6.38%, due 2/25/99                                               5,269,660           5,269,660
                                                                            ---------------    ----------------

                        Total Investment Contracts                             103,928,032         103,928,032
                                                                            ---------------    ----------------

                Accrued Receivable on Assets
                    of the Stable Fund                                           5,186,003           5,186,003
                                                                            ---------------    ----------------

                                Total Stable Fund                              485,958,594         485,292,106
                                                                            ---------------    ----------------


Participants' Loans Receivable

 79,786,991     Participants' Loans Receivable -
                various rates and maturities*                                   79,786,991          79,786,991
                                                                            ---------------    ----------------

                                Total Investments                         $  1,546,855,142       2,055,799,698
                                                                            ---------------    ----------------

* Denotes a Party-in-Interest

                                                                      Schedule 2

                             FIRST UNION CORPORATION
                                  SAVINGS PLAN
                       Schedule of Reportable Transactions
                            IRS Form 5500 - Line 27d

                      For the year ended December 31, 1998

         Identity of Party /                Purchase        Selling       Cost of          Net
      Description of the Asset               Price           Price         Asset          Gains
------------------------------------   ----------------  -------------  ------------   -----------

Mutual Funds
------------

Evergreen Fund                           $113,527,904     64,857,562     54,403,664     10,453,898


Collective Investment Fund
--------------------------

First Union Enhanced Stock Market Fund   $134,934,701    106,438,122     89,997,146     16,440,976


Common Stock Fund
-----------------

First Union Corporation Common Stock     $194,991,984    112,670,211     61,466,828     51,203,383


Pooled Investment Fund
----------------------

Stable Fund                              $177,853,989    224,779,323    207,060,118     17,719,205


Note 1: The transactions set forth herein are those that individually or in the aggregate, by security or person, involve an amount in excess of five percent ($67,408,316) of the current value of the Plan assets ($1,348,166,329) at the beginning of the Plan year.

Note 2: There was no lease rental or transaction expense incurred with any of the above transactions. Additionally, the current value of each asset at its transaction date was the same as its purchase price for new purchases and its selling price for investment sales.

                                                                      Schedule 3

                             First Union Corporation
                                  Savings Plan
                       Schedule of Nonexempt Transactions
                            IRS Form 5500 - Line 27e

                      For the year ended December 31, 1998

In the prior Plan Year, the Plan Sponsor substantially modified its payroll system. Because of programming problems and related issues, participant contributions were contributed to the trust beyond the maximum time period described in 29 CFR 2510.3-102. Such contributions have and are being corrected. The total amount of such participant contributions is approximately $1.7 million.

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


FIRST UNION CORPORATION
SAVINGS PLAN




By:          /s/ Benjamin J. Jolley
             ----------------------
Name:        Benjamin J. Jolley
Title:       Vice President



Date:        June 29, 1999

                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION                                         LOCATION
-----------                         -----------                                         --------

(23)                                Independent Auditors' Consent               Filed herewith